Exhibit 99.1

Press release

SES Completes Acquisition of Intelsat,

Creating Global Multi-Orbit Connectivity Powerhouse

New leading multi-orbit space company with a network of 120 GEO+MEO satellites and access to LEO constellations enables SES to better serve its customers

Luxembourg, 17 July 2025 — SES, a leading space solutions company, today announced the completion of its highly value accretive acquisition of Intelsat, creating a strengthened global satellite operator with an expanded fleet of 120 satellites across two orbits. The newly combined company will leverage its skilled teams with deep vertical expertise to deliver integrated multi-orbit, multi-band satellite and connectivity solutions to businesses and governments around the world, creating a stronger multi-orbit operator with ~60% of revenue in high-growth segments.

With a world-class network including approximately 90 geostationary (GEO), nearly 30 medium earth orbit (MEO) satellites, strategic access to low earth orbit (LEO) satellites, and an extensive ground network, SES can now deliver connectivity solutions utilising complementary spectrum bands including C-, Ku-, Ka-, Military Ka-, X-band, and Ultra High Frequency. The expanded capabilities of the combined company will enable it to deliver premium-quality services and tailored solutions to its customers. The company’s assets and networks, once fully integrated, will put SES in a strong competitive position to better serve the evolving needs of its customers including governments, aviation, maritime, and media across the globe.

“Today, we’re not just merging two companies — we’re creating a stronger company, built for the future. I want to extend a warm welcome to all new employees, customers, and partners,” said Adel Al-Saleh, CEO of SES. “In this new chapter, we are bringing together a powerful mix of talented people, network infrastructure, spectrum, innovation, and global relationships that will allow us to deliver next-generation connectivity and space-enabled services in smarter and quicker ways.”

The transaction establishes a more robust financial foundation for SES, with pro forma combined revenue of €3.7 billion projected to grow at a low- to mid-single digit CAGR (2024-2028E). The combined company pro forma Adjusted EBITDA of €1.8 billion is expected to grow at mid-single digit CAGR including synergies (2024-2028E), with plans to generate over €1 billion in Adjusted Free Cash Flow by 2027-2028 (pre IRIS2). This stronger financial profile is supported by a combined contract backlog exceeding €8 billion, providing clear visibility into future revenue streams.

SES plans to maintain disciplined investment in future growth, with annual capital expenditures averaging €600–€650 million from 2025-2028E, excluding the IRIS2 programme. This will enable the company to continuously strengthen its network and explore emerging growth markets including Internet of Things (IoT), direct-to-device communications, inter-satellite data relay, space situational awareness, and quantum key distribution. The company’s profitable growth outlook, strong balance sheet metrics and expanded cash flows will support both continued innovation and increased shareholder returns, with the intent to raise the annual base dividend once targeted net leverage of below 3 times is achieved within 12-18 months after closing.

“Our focus is clear: to grow, to lead in high-potential markets, and to shape the future of our industry. This is a long-term play, and we are building with the future in mind — growing year after year, expanding our capabilities, and creating lasting value for our customers and shareholders alike,” Al-Saleh said.

By integrating the two organisations, SES expects to deliver synergies with a total net present value of €2.4 billion, representing an annual run rate of approximately €370 million, with 70% of these efficiencies anticipated to be executed within three years after closing. These savings will primarily come from streamlined operations, optimised capacity costs, and procurement efficiencies, along with the strategic integration of satellite fleets and ground infrastructure.

SES remains headquartered in Luxembourg and is publicly listed on the Paris and Luxembourg stock exchanges (Ticker: SESG), while maintaining a significant presence in the United States with its North American main office in McLean, Virginia.

The new SES Senior Leadership Team can be found here.

Guggenheim Securities acted as lead financial advisor to SES. Morgan Stanley & Co. LLC acted as co-financial advisor. Deutsche Bank Securities Inc also acted as a financial advisor. Morgan Stanley and Deutsche Bank AG, Filiale Luxembourg provided committed financing for the transaction, which was subsequently syndicated. Both Guggenheim Securities and Morgan Stanley & Co LLC rendered a fairness opinion to SES’s Board of Directors. Gibson, Dunn & Crutcher, Hogan Lovells, Arendt & Medernach, and Freshfields served as legal counsel to SES.

PJT Partners served as financial advisor to Intelsat and rendered a fairness opinion to the Intelsat S.A. Board of Directors. Skadden, Arps, Slate, Meagher & Flom, Wiley Rein, and Elvinger Hoss Prussen served as legal counsel to Intelsat.

More documentation of the transaction can be found in our newsroom.

For further information please contact:

Suzanne Ong

Communications

Tel. +352 710 725 500

suzanne.ong@ses.com

Christian Kern

Investor Relations

Tel: +352 710 725 7787

christian.kern@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Generally, the word “will” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing and consummation of the transaction described herein, involve risks and uncertainties. SES’s and Intelsat’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of SES or Intelsat; the ability of SES and Intelsat to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; changes in tariffs, import and export control laws and regulations, as well as related guidance; geopolitical events, and regulatory, economic and other risks associated therewith; and continued uncertainty around the macroeconomy. Other factors that might cause such a difference include those discussed in the prospectus on Form F-4 filed in connection with the proposed transaction. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, SES and Intelsat undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed strategic business combination between SES and Intelsat, SES filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286828) that included a prospectus of SES. The registration statement was declared effective by the SEC on May 14, 2025, and the prospectus was mailed or otherwise disseminated to the shareholders of SES and Intelsat. SES also has filed and plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders can obtain free copies of the prospectus and other documents filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC will be available free of charge on SES’s website at www.ses.com or by contacting SES’s Investor Relations Department by email at ir@ses.com. Copies of the documents filed with the SEC by Intelsat will be available free of charge on Intelsat’s website at www.intelsat.com or by contacting Intelsat’s Investor Relations Department by email at investor.relations@intelsat.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.